UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.         )*

    The Princeton Review, Inc.

(Name of Issuer)

    Common Stock, par value $0.01 per share

(Title of Class of Securities)

    742352107

(CUSIP Number)

    April 21, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742352107	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: Falcon Strategic Partners III, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 3,149,281*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 3,149,281*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,149,281*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.4%
12	TYPE OF REPORTING PERSON (See Instructions): PN

*	Reflects the number of shares of common stock as if 14,959.0824 shares of Series D Preferred Stock were converted into Common Stock as of April 21, 2010. The number of shares held directly by Falcon Strategic Partners III, LP is reflected on the cover page for Falcon Strategic Investments III, LP and Falcon Strategic Investments GP III, LLC.

CUSIP No. 742352107	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Falcon Strategic Investments III, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 3,149,281*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 3,149,281*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,149,281*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.4%
12	TYPE OF REPORTING PERSON (See Instructions): PN

*	Reflects the number of shares of common stock as if 14,959.0824 shares of Series D Preferred Stock were converted into Common Stock as of April 21, 2010. The number of shares reported includes shares held directly by Falcon Strategic Partners III, LP.

CUSIP No. 742352107	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: Falcon Strategic Investments GP III, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 3,149,281*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 3,149,281*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,149,281*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.4%
12	TYPE OF REPORTING PERSON (See Instructions): OO

*	Reflects the number of shares of common stock as if 14,959.0824 shares of Series D Preferred Stock were converted into Common Stock as of April 21, 2010. The number of shares reported includes shares held directly by Falcon Strategic Partners III, LP.

CUSIP No. 742352107	13G	Page 5 of 9 Pages

Item 1(a)	Name of Issuer:

The Princeton Review, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

111 Speen Street, Framingham, Massachusetts 01701

Item 2(a)	Name of Person Filing:

This Schedule 13G (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934:

(1) Falcon Strategic Partners III, LP;

(2) Falcon Strategic Investments III, LP; and

(3) Falcon Strategic Investments GP III, LLC;

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated April 30, 2010, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 21 Custom House Street, 10th Floor, Boston, Massachusetts 02110.

Item 2(c)	Citizenship:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP No.:

742352107

Item 3	If this statement is file pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

CUSIP No. 742352107	13G	Page 6 of 9 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4	Ownership:

(a) Amount beneficially owned:

See Item 9 of each cover page.

Falcon Strategic Partners III, LP is the direct owner of 14,959.0824 shares of Series D Preferred Stock. Dividends accrue daily and are compound annually on the Series D Preferred Stock original purchase price at a rate of 8% per year through the fifth anniversary of the issuance of the Series D Preferred Stock. Each share of Series D Preferred Stock is convertible into a number of shares of Common Stock of the Issuer (“Common Stock”) determined by dividing the sum of the original purchase price per share plus all accrued and unpaid dividends by four dollars and seventy-five cents, subject to adjustments. As of April 21, 2010, the 14,959.0824 shares of Series D Preferred Stock were convertible into 3,149,281 shares of Common Stock. The shares of Series D Preferred Stock, which are convertible in to Common Stock, owned by Falcon Strategic Partners III, LP may be deemed to be beneficially owned by Falcon Strategic Investments III, LP, the general partner of Falcon Strategic Partners III, LP, and Falcon Strategic Investments GP III, LLC, the general partner of Falcon Strategic Investments III, LP. Each Reporting Person named above disclaims beneficial ownership of any shares not directly owned by such person.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

CUSIP No. 742352107	13G	Page 7 of 9 Pages

All ownership percentages relating to the securities reported herein are based upon 49,256,648 shares of the issuer’s Common Stock outstanding as of April 21, 2010, as disclosed in the issuer’s Preliminary Proxy Statement on Schedule 14A for the annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 21, 2010.

(b) Percent of Class:

See Item 11 of each cover page, which is based on Item 5 of each cover page. See Item 4(a).

(c) Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Items 4(a) and 4(b) above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 742352107	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2010

FALCON STRATEGIC PARTNERS III, LP

By:	Falcon Strategic Investments III, LP, its general partner

By:	Falcon Strategic Investments GP III, LLC, its general partner

By:	/s/ John S. Schnabel
Name:	John S. Schnabel
Title:	Director

FALCON STRATEGIC INVESTMENTS III, LP

By:	Falcon Strategic Investments GP III, LLC, its general partner

By:	/s/ John S. Schnabel
Name:	John S. Schnabel
Title:	Director

FALCON STRATEGIC INVESTMENTS GP III, LLC

By:	/s/ John S. Schnabel
Name:	John S. Schnabel
Title:	Director

CUSIP No. 742352107	13G	Page 9 of 9 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 30, 2010

FALCON STRATEGIC PARTNERS III, LP

By:	Falcon Strategic Investments III, LP, its general partner

By:	Falcon Strategic Investments GP III, LLC, its general partner

By:	/s/ John S. Schnabel
Name:	John S. Schnabel
Title:	Director

FALCON STRATEGIC INVESTMENTS III, LP

By:	Falcon Strategic Investments GP III, LLC, its general partner

By:	/s/ John S. Schnabel
Name:	John S. Schnabel
Title:	Director

FALCON STRATEGIC INVESTMENTS GP III, LLC

By:	/s/ John S. Schnabel
Name:	John S. Schnabel
Title:	Director